Contact

www.linkedin.com/in/fernando-silva-839a55 (LinkedIn)

Top Skills

Analytical Skills

Strategic Planning

Cross-functional Team Leadership

Fernando Silva

Changing healthcare by engaging patients to manage their condition through AI and Behavioral Science | Techstars Chicago AI 2024
Mexico City, Mexico

Summary

Enabling pharmaceuticals, payors and hospitals to empower patients to adhere to their treatments and avoid costly complications, supported in our Data Solutions and Rewards Network Platform.

During the 12 years I spent in big pharma I had the opportunity to learn a lot about patients, their needs and those of their doctors. During this time, I was fortunate to work with high performing teams that allowed us to successfully launch new drugs and new indications; among others I earned recognitions for best product launch worldwide, best national sales manager award, best turnaround for an affiliate, and some others awarded to my staff. But the greatest satisfaction came when I had the opportunity to meet with patients and see their condition evolve favorably. My commitment to peoples' health led me and my co-founders to develop a platform to help patients improve their quality of life through i) education about their condition, ii) building expertise, by providing incentives to encourage self-care and iii) teamwork, fostering communication among doctors, patients, caregivers and other stakeholders.
I'm a husband and father of five, my kids make fun of me because I'm still a Michigan football & Yankees baseball faithful, and still rooting for another Red Bull racing championship!

Experience

VITia, Inc.
Founder & CEO
January 2021 - Present (4 years 5 months)
Detroit, Michigan, United States

Sanantia
Co-Founder & CEO
November 2013 - December 2020 (7 years 2 months)

Novartis Vaccines and Diagnostics
Mexico & GEM Head
April 2011 - November 2013 (2 years 8 months)

Merck KGaA
Oncology Business Unit Head, Mexico
February 2009 - April 2011 (2 years 3 months)

Eli Lilly and Company
National Sales Manager
October 2006 - January 2009 (2 years 4 months)

Eli Lilly and Company
4 years

District Sales Manager
2005 - 2006 (1 year)

Marketing Manager
2002 - 2005 (3 years)

Bristol-Myers Squibb
Intern
2001 - 2001 (less than a year)

Education

University of Michigan - Stephen M. Ross School of Business
Master of Business Administration (MBA) · (2000 - 2002)

Tecnológico de Monterrey
Bachelor, Chemical Engineering · (1984 - 1989)